Filed pursuant to Rule 253(g)(2)

File No. 024-11462

SUPPLEMENT DATED JULY 29, 2022

TO

OFFERING CIRCULAR DATED SEPTEMBER 16, 2021

IRON BRIDGE MORTGAGE COMPANY, LLC

This document supplements, and should be read in conjunction with, the Offering Circular (the “Offering Circular”) dated September 16, 2021 of Iron Bridge Mortgage Fund, LLC (the “Company”, “we” or “us”) for the Senior Secured Demand Notes (“Senior Notes”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular. The Offering Circular is available here: https://www.sec.gov/Archives/edgar/data/0001462371/000147793221006377/iron_253g2.htm

Effective July 28, 2022, the members of the Company approved the Company’s election to be treated as a real estate investment trust (“REIT”) for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with the taxable year ending December 31, 2022 and in connection therewith, the amendment and restatement of the Company’s Second Amended and Restated Operating Agreement (the “Third Amended Operating Agreement”) to incorporate certain provisions to facilitate that election. The Third Amended Operating Agreement, which was included as an exhibit to the Company’s Current Report on Form 1-U filed on July 29, 2022 and is available here: https://www.sec.gov/Archives/edgar/data/1462371/000147793222005489/iron_ex21.htm, became effective upon approval.

REIT Qualification

A REIT is an entity entitled to special and beneficial U.S. federal income tax treatment, provided it satisfies various requirements relating to its organization, its ownership, its distributions and the nature of its assets and income. Subject to a number of significant exceptions, an entity that qualifies as a REIT generally is not subject to U.S. federal corporate income taxes on income and gain that it distributes annually to its members. However, a REIT nonetheless may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property, gross receipts and other taxes on its assets and operations.

Among other requirements, a REIT generally must derive most of its income from real estate loans and real property and its assets predominantly must consist of such loans and real property. It also must be beneficially owned by 100 or more persons, and have not more than 50% in value of its outstanding stock owned, directly or indirectly, by five or fewer individuals, as determined under the Code. The Third Amended Operating Agreement was updated to include certain provisions, such as limits on ownership and transfers of membership interests, that are intended to assist the Company in complying with the requirements applicable to a REIT. The Company must also make a special election under the Code to be treated as a corporation taxed as a REIT, which the Company intends to do commencing on its 2022 tax return. Upon such election and subject to meeting the REIT eligibility requirements, the Company will cease to be treated as a partnership for U.S. federal income tax purposes and instead be treated as a corporation taxable as a REIT commencing with our taxable year ending December 31, 2022. The Company’s failure to qualify as a REIT would cause us to be treated as a regular corporation subject to U.S. federal income tax and potentially state and local tax.

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In addition to the above requirements, to obtain the favorable tax treatment accorded to REITs, the Company normally will be required each year to distribute to members at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and by excluding net capital gains. In the event regular distributions are insufficient to meet the distribution requirements applicable to a REIT, the Company alternatively may arrange for borrowings in order to maintain its REIT status, issue a qualifying distribution of additional equity, or take advantage of “consent dividend” procedures in which the Company is deemed to have distributed, and the Company’s members would be deemed to have received, taxable dividends without the payment of actual cash. Failure to make required distributions may result in additional taxes and penalties to the Company.

Distribution Treatment

The Third Amended Operating Agreement also modified the terms of the Company’s distribution reinvestment program. Pursuant to the Third Amended Operating Agreement, each Class A member, Class C member, and Class D member will be treated as having elected to, reinvest all distributions made with respect to their Class A Units, Class C Units and Class D Units for the purchase of additional Units of the same class associated with such distributions. Each Class B member shall reinvest all distributions made with respect to its Class B Units for the purchase of additional Class C Units or Class D Units, as determined by the Manager in its sole discretion unless such Class B Member has provided advance written notice to the Manager of its preference. In each case, the reinvestment of distributions by a member in additional Units shall be at a purchase price equal to the fair market value of such Unit at the time of such reinvestment, as determined by the Manager in its sole discretion. No transaction fees will be charged to a member who reinvests and such reinvestment shall apply both to Units held at the time of the election and Units subsequently acquired pursuant to reinvestment.

Notwithstanding the foregoing, under the Third Amended Operating Agreement, a member may affirmatively elect to receive a portion of its distributions from the Company in cash by providing advance written notice to the Manager on such form, within such times and subject to such limitations as are established by the Manager. If no election to receive cash distributions is made, then distributions will be reinvested as described above. To terminate an election to receive cash distributions, a member must notify the Manager in writing of its termination on such form as is established by the Manager and such revocation will be effective for distributions related to the first month following the month in which the revocation notice is received, which are paid, if at all, in the second month following the month in which the revocation notice is received.

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The Manager may, pursuant to the Third Amended Operating Agreement, in its sole and absolute discretion, terminate reinvestment of distributions in whole or in part. In such case, the members will be deemed to have made the election to receive cash distributions with respect to any such terminated distribution reinvestment. If, in the opinion of the Manager, the reinvestment of distributions by an ERISA Member (as defined in the Operating Agreement Restatement) ERISA Member equal or exceed or would, after giving effect to the admission of any ERISA Members, equal or exceed 25% of the aggregate capital contributions of (or the value of any other interests of or the Units held by), as applicable, all members, then the Manager may in its sole discretion not permit such member to reinvest distributions and such ERISA Member shall be deemed to have made the election to receive cash distributions.

If the Manager determines in its sole discretion that distributions in excess of the amount the Manager otherwise would have distributed to members pursuant to the Third Amended Operating Agreement are necessary or appropriate to ensure or maintain the status of the Company as a REIT for U.S. federal income tax purposes or to avoid the imposition of any U.S. federal income or excise tax (such excess amount, “Excess Distributions”), the Manager may cause the Company to make such Excess Distributions but automatically reinvest such Excess Distributions for the purchase of additional Units of the same class associated with such Excess Distribution (or, in the case of Class B members, of another class). Any such reinvestment shall be at a purchase price equal to the fair market value of such Unit at the time of such reinvestment, as determined by the Manager in its sole discretion. No transaction fees shall be charged to a member in connection with such reinvestment.

Repurchase of Member Units

The Third Amended Operating Agreement also provides that the Manager has the authority to purchase or repurchase any or all interests in the Company from any Person for such consideration as the Manager may determine in its reasonable discretion to the extent the Manager determines necessary or advisable to preserve the qualification of the Company as a REIT.

FORWARD LOOKING STATEMENTS

This Offering Supplement contains certain forward-looking statements, including statements regarding future plans, objectives, expectations, intentions, and estimates. These may be identified by words such as “may,” “will,” “should,” “expect,” “anticipate,” “project,” “estimate,” “intend,” “continue,” or “believe,” or the negatives thereof or other variations thereon or comparable terminology. The fulfillment of these forward-looking statements involves risks and uncertainties, and actual results may well differ widely from those discussed. Factors that could contribute to these differences include those referred to in the section entitled “Risk Factors” of the Company’s Offering Circular, filed with the U.S. Securities and Exchange Commission on September 16, 2021.

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TAXATION OF COMPANY AS A REIT

                Upon the Company becoming a REIT, the taxation of the Company will significantly change and the Company’s disclosures with respect to taxation will change as described below. The below description supplements the description of “Income Taxes” included under the heading “Critical Accounting Policies and Accounting Estimates” starting on page 41 of the Offering Circular.

The Company intends to be treated as a corporation taxable as a REIT for federal income tax purposes under the Code, commencing with the taxable year ending December 31, 2022. In general, in each year in which the Company qualifies as a REIT, it will not be subject to U.S. federal income tax as long as it distributes all its REIT taxable income. However, even if the Company qualifies as a REIT, it will still be subject to U.S. federal income tax as follows:

(1)	U.S. federal income tax will be imposed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

(2)	Under certain circumstances, the Company may be impacted by the corporate alternative minimum tax.

(3)

U.S. federal income tax will be imposed at the highest corporate rate on (a) net income from the sale or other disposition of “foreclosure property” held primarily for sale to customers in the ordinary course of business, and (b) other nonqualifying income from foreclosure property.

(4)

A 100% penalty tax will apply to net income from “prohibited transactions.” Prohibited transactions generally are certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than certain property held for at least two years, foreclosure property, and property involuntarily converted.

(5)

A penalty tax will apply to the Company if it fails to satisfy the gross income or the asset tests (described in further detail below), but nonetheless maintains its qualification as a REIT because certain other requirements have been satisfied. Similarly, a penalty tax will apply to the Company if it maintains its REIT status despite its failure to satisfy one or more REIT qualification requirements other than the gross income tests and asset tests.

(6)

If the Company fails to distribute during each calendar year at least the sum of (x) 85% of its ordinary income for such year, (y) 95% of its net capital gain income for such year, and (z) any undistributed taxable income from prior periods, it will be subject to a 4% excise tax on the excess of such amounts over the amount distributed.

(7)

If the Company were determined to have been taxable as a C corporation prior to becoming a REIT, then during the five-year period beginning on the first day of the first taxable year for which its REIT election is effective (the “Recognition Period”), any gain recognized by the Company on the disposition of any property held by the Company or any partnership in which an interest was held as of the beginning of such Recognition Period will be subject to tax at the highest corporate rate to the extent of the excess of (x) the fair market value of such property as of the beginning of such Recognition Period, over (y) the adjusted tax basis of the Company or the partnerships in such property as of the beginning of such Recognition Period (the “Built-in Gain”).

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(8)

If the Company acquires any asset from a C corporation in a transaction in which the adjusted tax basis of the asset in the hands of the Company is determined by reference to the adjusted tax basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the ten-year period beginning on the date on which such asset was acquired by the Company, then the Built-in Gain will be subject to tax at the highest regular corporate tax rate.

(9)	A 100% tax will apply to any “redetermined rents,” “redetermined deductions,” “excess interest,” and “redetermined TRS service income” (in each case, as defined under the Code).

If the Company fails to qualify as a REIT in any year, it would be subject to U.S. federal income tax in the same manner as a C corporation. Further, unless entitled to relief under specific statutory provisions, the Company would be disqualified from taxation as a REIT for the four taxable years following the year during which the Company loses its qualification as a REIT. It is not possible to predict whether the Company would be entitled to such statutory relief.

Prior to the Company qualifying as a REIT, the Company was classified as a partnership for U.S. federal income tax purposes and was generally not subject to entity-level U.S. federal income taxes. Accordingly, no provision for income taxes besides the minimum state franchise taxes and the LLC gross receipts fees are reflected in the Company’s financial statements for the periods in which it is taxed as a partnership. Instead, each investor holding interest in the Company was required to take into account their respective share of the Company items of income, gain, loss and deduction in computing their U.S. federal income tax liability as if the investor had earned such income directly, even if no cash distributions are made to the investor. Prior to the REIT Election, a pro rata distribution of cash by the Company to an investor was generally not taxable for U.S. federal income tax purposes unless the amount of cash distributed is in excess of the investor’s adjusted tax basis in the Company.

USE OF PROCEEDS

The Company’s REIT Election should not materially impact how the proceeds from the Senior Notes will be used, as described under “Use of Proceeds” in the Offering Circular on page 18. The Company does not intend to use the proceeds from the Senior Notes for the purpose of funding any distributions to Members, but because of the nature of the Company’s cash flows and the distribution requirements associated with REIT qualification, some proceeds from time to time may be used for such purposes.

                CERTAIN RISKS ASSOCIATED WITH THE REIT ELECTION

                The election to be treated a as a REIT for federal income tax purposes under the Code is accompanied by risks to the Company and the holders of the Senior Notes, as set forth in greater detail below.

We have limited experience operating a REIT and we cannot assure you that our past experience will be sufficient to successfully manage our business as a REIT.

We have limited experience operating a REIT. The REIT provisions of the Code are complex, and any failure to comply with those provisions in a timely manner could prevent us from qualifying as a REIT or force us to pay unexpected taxes and penalties. In such event, our net income would be reduced.

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Our failure to qualify as a REIT would cause us to be treated as a regular corporation subject to U.S. federal income tax and potentially state and local tax, and would adversely affect our operations and members.

The Company intends to elect to be treated as a corporation taxable as a REIT commencing with our taxable year ending December 31, 2022, but there can be no assurance that the Company will qualify or be able to maintain its qualification as a REIT. The Company is relying on counsel from its financial auditors, tax accountants and legal professionals, however qualification as a REIT depends upon our satisfaction of a range of complex asset, income, organizational, distribution, member ownership and other requirements on a continuing basis. We have structured and intend to continue structuring our activities in a manner designed to satisfy all requirements for qualification as a REIT. However, the highly technical nature of these rules, the ongoing importance of factual determinations, and the possibility of unidentified issues in prior periods or changes in the Company’s circumstances, each could adversely affect the Company’s ability to qualify as a REIT.

If we fail to qualify as a REIT for any taxable year, and we do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax on our taxable income at corporate rates. In addition, generally we would be disqualified from treatment as a REIT for the four taxable years following the year of losing our REIT qualification. Losing our REIT qualification would reduce our net earnings available for investment, and we might be required to borrow funds or liquidate some investments in order to pay the applicable tax.

Complying with REIT requirements may limit our ability to hedge our liabilities effectively and may cause us to incur tax liabilities.

The requirements associated with ongoing REIT qualification of the Code may limit our ability to hedge our liabilities. To maintain our REIT status, a certain percentage of our “gross income” must come from specified types of investments. Any income from a hedging transaction we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets, if properly identified under applicable Treasury Regulations, does not constitute “gross income” that qualifies for purposes of meeting these requirements. As a result of these rules, we may need to limit our use of advantageous hedging techniques. From inception (2009) through the filing date of this supplement, the Company has not engaged in transactions to hedge its liabilities.

To qualify as a REIT, we must meet annual distribution requirements, which may force us to forgo otherwise attractive opportunities or borrow funds during unfavorable market conditions. This could delay or hinder our ability to meet our investment objectives.

To obtain the favorable tax treatment accorded to REITs, the Company normally will be required each year to distribute to members at least 90% of its REIT taxable income, determined without regard to the deduction for dividends paid and by excluding net capital gains. The Company will be subject to U.S. federal income tax on its undistributed taxable income and net capital gain and to a 4% nondeductible excise tax on any amount by which distributions the Company pays with respect to any calendar year are less than the sum of (1) 85% of the Company’s ordinary income, (2) 95% of the Company’s capital gain net income and (3) 100% of the Company’s undistributed income from prior years. These requirements could cause the Company to distribute amounts that otherwise would be spent on acquisitions of assets or liquidate otherwise attractive investments and it is possible that the Company might be required to borrow funds, use proceeds from the issuance of securities, pay taxable dividends of Units or debt securities or sell assets in order to distribute enough of its taxable income to qualify or maintain qualification as a REIT and to avoid the payment of U.S. federal income and excise taxes. Thus, compliance with the REIT requirements may hinder the Company’s ability to operate solely on the basis of maximizing profits.

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The use of taxable REIT subsidiaries, which may be required for REIT qualification purposes, would increase our overall tax liability and thereby reduce our cash available.

Some of our assets may need to be owned by, or operations may need to be conducted through, one or more taxable REIT subsidiaries (each, a “TRS”). Any of our TRSs would be subject to U.S. federal, state and local income tax on their taxable income. The after-tax net income of our TRSs would be available for distribution to us. Further, we would incur a 100% excise tax on transactions with our TRSs that are not conducted on an arm’s-length basis. While we intend that all transactions between us and our TRSs would be conducted on an arm’s-length basis, and therefore, any amounts paid by our TRSs to us would not be subject to the excise tax, no assurance can be given that no excise tax would arise from such transactions.

The tax on prohibited transactions may limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, which would be treated as sales for U.S. federal income tax purposes.

If the Company sells any “dealer” property, the net income from such sale would be subject to a 100% “prohibited transactions” tax. The determination of whether any property is “dealer property” is a fact-specific question, and although the Company intends to structure any dispositions of properties in a manner that avoids such tax, no assurance can be provided in this regard. Further, to the extent that the Company seeks to avoid imposition of the prohibited transaction tax by causing one of its TRSs to dispose of the applicable property, such TRS generally would be subject to corporate income tax on its net gain resulting from such disposition.

We may not request an opinion of counsel as to our status as a REIT, which increases the risk that we may not be appropriately structured and operated to qualify and maintain qualification as a REIT.

REITs engaging in a registered public offering must obtain a written opinion of counsel as to whether the REIT will qualify for taxation as a REIT under the Code and make that opinion available to the public as part of its registration process. Opinions of counsel as to an entity’s eligibility to qualify as a REIT are not binding on the IRS and are not guarantees that such an entity will qualify and continue to qualify as a REIT. In addition, legal counsel’s tax opinions are based upon the law existing and applicable as of the date of the opinions, all of which can change, either prospectively or retroactively. However, accounting firms and law firms that render opinions to entities desiring to qualify as REITs would advise their clients as to the likelihood of meeting the qualification requirements and may suggest changes in an entity’s intended structure or intended method of operation to enhance the likelihood that an entity will meet the applicable requirements. While we have consulted with our legal counsel, we are not required to request, and may not request, a written opinion that sets forth our legal counsel’s opinion on whether we will be appropriately structured and operated to meet the complex requirements necessary to be taxed as a REIT. Accordingly, no such opinion is available, and we face a greater risk that we may not be appropriately structured and operated to qualify and maintain our qualification as a REIT.

The ability of our Manager to revoke our REIT qualification without member approval may cause adverse consequences.

Our Manager may revoke or otherwise terminate our REIT Election, without the approval of our members, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for distributions paid to members in computing our taxable income and will be subject to U.S. federal income tax at regular corporate rates, as well as state and local taxes, which may have adverse consequences on our total return to members.

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